 Exhibit 6.3

ADDENDUM TO EXECUTIVE EMPLOYMENT AGREEMENT

THIS ADDENDUM TO EXECUTIVE EMPLOYMENT AGREEMENT (“Addendum”), made and entered into as of this first day of January, 2016, by and between Granite Bank (f/k/a First Colebrook Bank), a bank organized and existing under the laws of the State of New Hampshire, 132 Main Street, Colebrook, New Hampshire 03576 (hereinafter referred to as the “Bank”), and Loyd Dollins, 92 County Road, Bedford, New Hampshire 03110 (hereinafter referred to as the “Executive”).

WHEREAS, the Executive and the Bank are party to a certain Executive Employment Agreement made and entered into as of March 1, 2008 (the “Employment Agreement”); and

WHEREAS, in the first sentence of Section 2 of the Employment Agreement, the Executive’s position with the Bank is described as Executive Vice President and Chief Operating Officer; and

WHEREAS, the Executive currently serves the Bank and its holding company, First Colebrook Bancorp, Inc. (the “Holding Company”) as President and CEO; and

WHEREAS, the Bank and the Executive wish to modify the Employment Agreement to reflect that the Executive currently serves the Bank and Holding Company as President and CEO.

NOW THEREFORE, in consideration of the foregoing premises, and for other good and valuable consideration, the receipt and adequacy of which is acknowledged by all parties hereto, the parties hereby agree as follows:

1.    Nature of Modification of Employment Agreement

The Bank and the Executive each acknowledge and agree that the Employment Agreement, as modified by this Addendum, remains in full force and effect.

2.    Modification to Reflect Current Role of Executive

The first sentence of Section 2 of the Employment Agreement (entitled “Employment; Compensation”) is hereby amended and restated to read as follows:

“The Executive is currently employed by the Bank as President and Chief Executive Officer, and so long as the Executive remains employed by the Bank in such capacities, he shall also serve, at the pleasure of the Board of Directors of the Holding Company, as the President and Chief Executive Officer of the Holding Company.”

[Remainder of page intentionally blank. Signature page follows.]

GRANITE BANK (F/K/A FIRST COLEBROOK BANK) ADDENDUM TO EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 1 of 12

Signature page to

ADDENDUM TO EXECUTIVE EMPLOYMENT AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first set forth hereinabove.

Bank:

By:	/S/ Judith Dalton

Chairman of Board of Directors

Executive:

/S/ Loyd Dollins

Individually

GRANITE BANK (F/K/A FIRST COLEBROOK BANK) ADDENDUM TO EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 2 of 12

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT, made and entered into as of this first day of March, 2008, by and between First Colebrook Bank, a bank organized and existing under the laws of the State of New Hampshire, 132 Main Street, Colebrook, New Hampshire 03576 (hereinafter referred to as the “Bank”), and Loyd Dollins, 92 County Road, Bedford, New Hampshire 03110 (hereinafter referred to as the “Executive”).

WHEREAS, the Executive commenced employment by the Bank on September 27, 1999 and was appointed its Executive Vice President and Chief Operating Officer in September, 2005;

WHEREAS, the Board of Directors (hereinafter referred to as the “Board”) has determined that the Executive’s employment with the Bank has been of exceptional merit and has constituted an invaluable contribution to the success of the Bank;

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this Agreement to set forth in writing the terms of the Executive’s employment with the Bank going forward from the effective date of this Agreement.

THEREFORE, in consideration of past employment performance and employment to be performed in the future as well as the mutual promises and covenants herein contained, the sufficiency of which is hereby acknowledged, it is agreed as follows:

1.	EFFECTIVE DATE

The Effective Date of this Agreement shall be March 1, 2008.

2.	EMPLOYMENT; COMPENSATION

The Executive is currently employed by the Bank as Executive Vice President and Chief Operating Officer. The Executive will continue to work full time for the Bank and devote his entire business energies to its operations. The parties anticipate that the Executive will continue to be employed by the Bank under this Agreement in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined, from time to time by the Board.

FIRST COLEBROOK BANK EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 3 of 12

The Executive’s annual salary shall be $136,500 and shall be reviewed annually each February by the Board of Directors. In the event the annual salary is adjusted, the parties shall execute an addendum to this Agreement setting forth the new annual salary, which shall be retroactive to the beginning of the then calendar year. The Board may, in its discretion, grant a bonus to the Executive from time to time based on performance standards established by the Board. In addition, the Board may, in its discretion, offer equity-based incentive arrangements to the Executive from time to time.

3.	BENEFITS

3.1	Benefits. The Executive shall be provided with all vacation, health, dental, life, disability, and sick day benefits provided to the Bank’s employees, as more fully described in the Bank’s Employee Handbook and Executive Officer Supplement (“Employee Handbook”), a copy of which has been provided to the Executive. In addition, the Executive shall be entitled to receive a continuation of his salary following retirement, as provided in a separate Executive Salary Continuation Agreement. The Executive will be fully vested under the Executive Salary Continuation Plan on September 27, 2009.

3.2	Insurance. During the period of the Executive’s employment with the Bank, the bank shall maintain insurance on the life of the Executive in the amount set forth in the Life Insurance Endorsement Method Split Dollar Agreement(s) listed on Exhibit A attached hereto. Premiums for such insurance were paid by the Bank by means of one lump sum. To the extent that any future payment of premiums to maintain the life insurance on the life of the Executive described in this Section 3 is determined to be taxable income to the Executive, the Bank shall pay additional compensation to the Executive in an amount such that the Executive shall receive the same net, after-tax, compensation as he would have if the payment of premiums did not constitute taxable income to the Executive.

3.3	Automobile. The Bank shall provide the Executive with an automobile for business use. Executive may use the automobile for personal use, but expenses related thereto shall be allocated to the Executive pursuant to policies established by the Board of Directors.

4.	TERM

This Agreement shall have a term of three (3) years from its effective date. Each year at the meeting of the Board in December, unless written notice of non-renewal is provided to the Executive at least 30 days prior to such annual meeting, the term of the Agreement shall be renewed and the remaining term shall be three (3) years from the date of such meeting.

FIRST COLEBROOK BANK EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 4 of 12

5.	TERMINATION

5.1	General; Termination For Cause.

5.1.1	Executive shall serve at the pleasure of the Board, and his employment may be terminated at any time for any reason.

5.1.2	If the Executive is terminated by the Bank for Cause (as defined in Section 5.7.1), then the Bank shall have no further obligations to the Executive under this Agreement following such termination; provided, however, the Executive shall be subject to the restrictive covenants set forth in Section 6 of this Agreement.

5.2	Termination for Health-Related Absence. If the Executive is subject to a Health-Related Absence (as defined in Section 5.7.6), the employment of the Executive may be terminated by the Bank or the Executive and in such event that the Bank shall provide Continuation Benefits (as defined in Section 5.7.4) to the Executive for a two-year period following the date of the termination of his employment.

5.3	Termination by Board Without Cause or by Employee for Specific Reasons. If the Executive is terminated by the Bank other than For Cause or Health-Related Absence, or if the Executive terminates his own employment upon the occurrence of a Constructive Termination Event (as defined in Section 5.7.3), then, for the remainder of the term of this Agreement the Executive shall be entitled to payment of salary and Continuation Benefits, but shall be subject to the restrictive covenants set forth in Section 6 of this Agreement.

5.4	Termination by Employee for Other Reasons. If the Executive elects to terminate his employment other than upon the occurrence of a Constructive Termination Event or a Health-Related Absence, then he shall be required to give the Bank four (4) months advance notice of such termination. Nothing in this Section 5.4 shall preclude the Bank from releasing the Executive from the obligation to continue performing services for the Bank for some or all of such four-month period, provided that it pays the Executive his compensation and benefits for the full four-month period. Except as otherwise expressly provided herein, upon the termination of the Executive’s employment with the Bank pursuant to this paragraph, the Bank shall have no further obligations to the Executive under this Agreement; provided, however, the Executive shall be subject to the restrictive covenants set forth in Section 6 of this Agreement.

FIRST COLEBROOK BANK EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 5 of 12

5.5	Change in Control. In lieu of the foregoing, upon the occurrence of a Change in Control (as defined in Section 5.7.2), and if (i) the Executive’s employment is terminated by the Bank without Cause, as defined in Section 5.7.1, in conjunction with the Change in Control or within 36 months after the Change in Control or (ii) the Executive’s employment is terminated by the Executive within said 36-month period due to the occurrence of a significant adverse change in his responsibilities or a reduction of his compensation and benefits, as provided under Sections 2 and 3, from that which he was receiving prior to the Change in Control, but not including the retirement of the Executive at his Normal Retirement Age, as provided in his Executive Salary Continuation Agreement, the Executive shall be entitled to a lump sum amount equal to three times the Final Compensation (as defined in Section 5.7.5) of the Executive, payable on the date of the Change of Control or the subsequent termination of his employment, as applicable.

Notwithstanding any provision of this Agreement to the contrary, to the extent any distribution(s) or payments made pursuant to this Agreement or under any other agreements between the Bank and the Executive or arrangements for the benefit of the Executive, would be treated as a “parachute payment” under Section 280G of the Code, the Bank shall permit the Executive to select which such payments shall be reduced or delayed, to the extent permitted by Code Section 409A, in order that such distribution or payment will not, in conjunction with distributions or payments made under any other agreements between the Bank and the Executive or arrangements for the benefit of the Executive, be a parachute payment.

5.6	Specified Employee. If the stock of the Bank were to become publicly traded on an established securities market, then notwithstanding the above, if the Executive is a “specified employee” as that term is defined in Code § 409A(a)(2)(B)(i), no payment of benefits pursuant to Sections 5.1, 5.2, 5.3 or 5.4 shall begin sooner than six (6) months following the date on which the Executive terminated employment with the bank unless otherwise permitted by law.

FIRST COLEBROOK BANK EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 6 of 12

5.7	Definitions

5.7.1.	Cause shall mean conduct of the Executive constituting malfeasance in office; a material failure to perform his duties as assigned by the Board or the President or a material violation of the stated policies of the Bank after notice and a reasonable opportunity to correct; or conduct in or out of the Bank’s business which, in the opinion of the Board is harmful to the bank’s business or reputation. Negligent acts, unless part of continuing course of conduct or which rise to the level of gross negligence, shall not constitute behavior triggering a For Cause termination.

5.7.2.	“Change in Control” shall mean a change in ownership or control of the Bank or its parent First Colebrook Bancorp., as defined in Treasury Regulation Section 1.409A-3(i)(5) or any subsequently applicable Treasury Regulation.

5.7.3.	Constructive Termination Event means the bank’s failure to renew Executive’s Agreement as provided in Section 4; a material change in the Executive’s functions, duties or responsibilities which change would cause Executive’s position to become one of lesser responsibility, importance or scope from the position and attributes previously maintained; any reduction in the Executive’s salary (except in the case of a general reduction in the expenses of the Bank during times when it is experiencing financial difficulties); or any material breach of this Agreement by the Bank.

5.7.4	Continuation Benefits mean those benefits provided in Sections 3.1 and 3.2 offered on the same terms, and for the benefit of the Executive, as were applicable during the period of employment, and excluding only those benefits which by law or existing contract may not be extended to a person not in active employment with the Bank. To the extent that any such benefit, other than retirement benefits provided through a tax-qualified retirement plan sponsored by the Bank, may not be extended to a person not in active employment with the Bank, the Bank shall procure a substantially similar replacement benefit in place thereof. The Executive shall be responsible for contributing the same amount toward the cost of such replacement coverage as he was for the benefit during his employment. For the purposes of illustration only, the Bank’s payment of some or all of the premiums for health care continuation coverage, made available pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, would, during the duration of such continuation coverage, satisfy its obligation to provide substantially similar health care coverage to the Executive.

FIRST COLEBROOK BANK EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 7 of 12

5.7.5	Final Compensation means the average annual amounts paid to the Executive during the last five full calendar years preceding the Executive’s termination of employment with the Bank, or if shorter, the number of full calendar years during which the Executive has been employed by the Bank. The annual amounts paid to the Executive during a year shall be calculated as the sum of: (i) the Executive's annual salary for such year as expressed in Section 2, above, and as may have been adjusted by the Bank in accordance with the terms of such Section, (ii) the gross amount of any commissions paid to the Executive during such year, (iii) the gross amount of any bonus compensation paid to the Executive during such year, and (iv) the taxable portion of any benefits other than those provided in Section 3.1 made available to the Executive by the Bank during such year.

5.7.6	Health-Related Absence means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment ( a “disability”) which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of a disability which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering executives of the Bank, provided that the definition of disability applied under such disability insurance programs complies with the requirements of Section 409A. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration’s or provider’s determination.

5.7.7	Material shall mean substantial or significant in relation to the person, thing or activity such that it is not in the ordinary course, but unusual to a substantial or significant degree.

FIRST COLEBROOK BANK EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 8 of 12

6.	Confidentiality; Non-Solicitation

6.1	Application. The provisions of this Section 6 shall apply during the Executive’s period of employment and shall continue to apply following a termination of his employment as provided in this Section 6.

6.2	Confidentiality. Consistent with the obligations imposed on the Executive pursuant to the Bank’s Employee Handbook, the Executive shall not use for his own personal advantage, divulge, disclose, or communicate to others in any manner whatsoever, any confidential and/or proprietary information of the Bank, its customers or vendors without the Bank’s written consent, including, but not limited to: business volumes or usage; financial information; pricing information; software, software documentation; internal operations; and business plans and strategy. The restrictions contained in this Section 6.2 apply to all confidential and propriety information regarding the Bank, its customers and vendors, regardless of the source which provided or compiled such information. Notwithstanding anything to the contrary, all information referred to herein shall not be subject to this restriction if it becomes known to the general public from sources other than the Executive.

6.3	Non-Solicitation. For a one year time period following the termination of the Executive’s employment for any reason, the Executive shall not knowingly directly or indirectly solicit, sell, service or engage in other similar activities with respect to any banking product or service to, for or with any person who was or is a customer of the Bank for the benefit of any person other than the Bank and its affiliates. The Executive will be deemed to have engaged in a prohibited activity if he indirectly engages in such activity through other persons. The parties agree that the Bank’s lists and information relating to its customers are confidential information that is proprietary and shall not be disclosed, used or shared with any person without the Bank’s written consent. The parties agree that this same restriction shall apply to any lists or information relating to customers held by the Bank’s affiliates. Additionally, for a one year time period following the termination of the Executive’s employment for any reason, the Executive shall not, directly or indirectly, counsel, solicit, induce or otherwise influence any individual who is an employee of the Bank to terminate his or her employment with the Bank without the consent of the Company nor shall the Executive directly or indirectly employ any such employee in his business.

FIRST COLEBROOK BANK EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 9 of 12

6.4	Remedies. If the Executive shall breach the provisions of this Section 6, the Board of Directors may elect to forfeit any non-distributed benefits under this Agreement. In addition, in the event of a breach or threatened breach by the Executive of any provision of this Section 6, the Executive recognizes the substantial and immediate harm that a breach or threatened breach will impose upon the Bank, and further recognizes that in such event monetary damages may be inadequate to fully protect the Bank. Accordingly, in the event of a breach or threatened breach of these restrictions, the Bank may pursue injunctive, or any other equitable relief, protecting and fully enforcing the Bank’s rights hereunder and preventing the Executive from further breaching any of his obligations set forth herein. Nothing herein shall be construed as prohibiting the Bank from pursuing any other remedies available to the Bank at law or in equity for such breach or threatened breach, including the recovery of damages from the Executive. The Executive expressly acknowledges and agrees that: (i) the protections afforded the Bank in Section 6 are necessary to protect its legitimate business interest, (ii) the restrictions set forth in this Section 6 will not be materially adverse to the Executive’s employment with the Bank, and (iii) his agreement to observe such restrictions forms a material part of the consideration for this Agreement.

7.	MISCELLANEOUS

7.1	Employee Handbook. Except to the extent that this Agreement provides to the contrary, the Bank and the Executive remain subject to all of the terms, provisions, obligations, and rights contained in the Bank’s Employee Handbook.

7.2	Alienability and Assignment Prohibition. Neither the Executive, nor the Executive’s surviving spouse, nor any other beneficiary or beneficiaries under this Agreement shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Executive or the Executive’s beneficiary or beneficiaries, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise. In the event the Executive or any beneficiary attempts assignment, commutation, hypothecation, transfer or disposal of the benefits hereunder, the Bank’s liabilities shall forthwith cease and terminate.

FIRST COLEBROOK BANK EXECUTIVE EMPLOYMENT AGREEMENT	PAGE 10 of 12

7.3	Binding Obligation of the Bank and any Successor in Interest. The Bank shall not merge or consolidate into or with another bank or sell substantially all of its assets to another bank, firm or person until such bank, firm or person expressly agree, in writing, to assume and discharge the duties and obligations of the Bank under this Agreement. This Agreement shall be binding upon the parties hereto, their successors, beneficiaries, heirs and personal representatives.

7.4	Amendment or Revocation. It is agreed by and between the parties hereto that, during the lifetime of the Executive, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Executive and the Bank. Notwithstanding the foregoing, in no event shall this Agreement be amended to permit the Executive to accelerate or change the timing or form of any benefits provided hereunder, except such change as may be permissible pursuant to Section 409A of the Code.

7.5	Gender. Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

7.6	Insurance. The Executive acknowledges that the Bank may purchase insurance on the life of the Executive as a means to fund benefits under this Agreement and other arrangements and, other than as provided in Section 3, any such insurance on the Executive's life is a general asset of the Bank to which the Executive and any beneficiary have no preferred or secured claim. The Executive shall assist the Bank by freely submitting to a physical exam and supplying such additional information necessary to obtain such insurance.

7.7	Effect on Other Bank Benefit Plans. Nothing contained in this Agreement shall affect the right of the Executive to participate in or be covered by any qualified or non-qualified pension, profit-sharing, group, bonus or other supplemental compensation or fringe benefit plan constituting a part of the Bank’s existing or future compensation structure.

7.8	Headings. Headings and subheadings in this Agreement are inserted for reference and convenience only and shall not be deemed a part of this Agreement.

7.9	Applicable Law. The laws of the State of New Hampshire shall govern the validity and interpretation of this Agreement.

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7.10	Partial Invalidity. If any term, provision, covenant, or condition of this Agreement is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void, or unenforceable, and the Agreement shall remain in full force and effect notwithstanding such partial invalidity.

7.11	Arbitration. If any dispute arises under this Agreement, then the parties shall follow the procedures for dispute resolution contained in the Bank’s Employee Handbook. In the event that such process results in arbitration, then unless the arbitrator finds that the Executive’s claim was frivolous or that the Executive previously declined a settlement proposal from the Bank of equal or greater value than the arbitration award, the Bank shall reimburse the Executive for his reasonable costs in pursuing the arbitration, including attorney’s fees.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first set forth hereinabove.

Bank

By:	/s/ Judith E. Dalton
Title:	Chairman of the Board

Executive

/s/ Loyd W. Dollins

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